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                                                                     EXHIBIT 4.1

                                AMENDMENT TO THE
                               1998 INCENTIVE PLAN


         The 1998 Incentive Plan of PetroQuest Energy, Inc. is hereby amended as follows, effective May 23, 2000:

         1. The first paragraph of Section 1.4 is amended to read as follows in its entirety:

             Subject to adjustment under Section 3.5, there shall be available for Incentive Awards under this Plan granted wholly or partly in Common Stock (including rights or Options that may be exercised for or settled in Common Stock) an aggregate of 2,400,000 Shares of Common Stock, of which an aggregate of not more than 500,000 Shares shall be available for Incentive Awards granted to Outside Directors and the remainder shall be available for Incentive Awards to Employees and Consultants. No more than 2,400,000 Shares of Common Stock shall be available for Incentive Stock Options. The number of Shares of Common Stock that are the subject of Incentive Awards under this Plan, that are forfeited or terminated, expire unexercised, are settled in cash in lieu of Common Stock or in a manner such that all or some of the Shares covered by an Incentive Award are not issued to a Grantee or are exchanged for Incentive Awards that do not involve Common Stock, shall again immediately become available for Incentive Awards hereunder. The Committee may from time to time adopt and observe such procedures concerning the counting of Shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that Shares are available for issuance pursuant to Incentive Awards.